EXHIBIT 99.1

Fibrocor and Galapagos sign expanded collaboration in fibrosis

Mechelen, Belgium and Toronto, Canada; 15 January 2020, 7.30 CET – Galapagos NV (Euronext & NASDAQ: GLPG) and Fibrocor Therapeutics Inc. (Fibrocor) today announced an expanded collaboration focused on novel targets in fibrosis, with Galapagos taking an equity stake in Fibrocor.

Fibrocor is a privately held Canadian company specializing in the development of tissue-specific therapeutics to treat fibrotic diseases of the kidney, liver, lung and other organs. To date, the company has successfully identified a suite of novel targets in fibrosis through its target discovery platform leveraging a human fibrosis biobank.

In January 2019, Galapagos announced a collaboration with Fibrocor for a small molecule inhibitor program focused on an undisclosed fibrotic target. Under the expanded collaboration announced today, Galapagos receives the exclusive option to inlicense a total of four additional novel target programs. Galapagos can lift the option after the targets, two of which have already been identified, have been validated and brought into drug discovery, and reach the lead optimization stage. Fibrocor remains responsible for all research activity until lead optimization, after which Galapagos takes charge of all further development.

In exchange for global commercialization rights to Galapagos, Fibrocor will receive an upfront payment, and is eligible for option exercise payments as well as further milestone and royalty payments.

As part of the transaction, Galapagos also takes an equity position in Fibrocor, and nominated Dr. Paul Van der Horst, Head of Business Development at Galapagos, to join the Board of Directors as non-executive Board member.

“We would first like to welcome Dr. Paul Van der Horst to the board and think he will make an excellent addition to the team,” says Mark Steedman, President and CEO of Fibrocor. “This expansion agreement deepens our relationship and provides commercial line of sight for our drug discovery efforts with one of the leading European biotech companies. We feel very fortunate to be in this position and look forward to the hard work ahead to make the collaboration a continued success.”

“It’s wonderful to see outstanding science coming together with such exceptional partners to chart a new way forward in fibrosis target discovery and drug development,” added Fibrocor Prof. Richard Gilbert, Chief Scientific Officer of Fibrocor.

“The expanded collaboration with Fibrocor announced today fits perfectly into our continued efforts to broaden our pipeline in fibrosis,” says Dr. Piet Wigerinck, Chief Scientific Officer at Galapagos. “The discovery approach at Fibrocor is clearly successful in identifying interesting novel targets, and we are fully committed to working closely with the Fibrocor team to discover new therapies to address the large unmet medical need in fibrosis.”

About Fibrocor
Fibrocor Therapeutics Inc., a TIAP spin out company, represents a new paradigm in drug discovery research as it marries a state of the art genomics platform (developed by Dr. Jeff Wrana) to a kidney biobank (led by Dr. Darren Yuen), ultimately uncovering underlying genetic factors associated with specific clinical populations, and using longitudinal data to uncover rapid progressors of the disease.

TIAP is a leading provider of commercialization services, early-stage funding, and deal-brokering with industry and private investors. As a member-based organization made up of 14 member institutions, including the University of Toronto and affiliated teaching hospitals, TIAP’s mandate is to drive the commercialization of their most promising research breakthroughs through important global and strategic partnerships.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Galapagos’ pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. The Company’s ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines.

Contacts Galapagos:

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Contact Fibrocor:
Mark Steedman
CEO
+1 416 903 4011

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the identification and validation of targets by Fibrocor, the potential future exercise of any option granted to Galapagos, the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, any compounds coming out of any inlicensed program, as well as statements regarding potential future option exercise, milestone and royalty payments. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding the further development of any potential future inlicensed program, including its potential to address a large unmet need in fibrosis, may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from research and development programs may not support further development of the compound(s) due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties and estimating the commercial potential of Galapagos’ product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.